EXHIBIT 99.10

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Dr. Warwick Board, Ph. D, P. Geo. and report, NI43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina  dated December 23, 2011 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 27th day of February, 2013.

Very truly yours,

  /s/ Dr. Warwick Board
Dr. Warwick Board, Ph. D, P. Geo.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Bruce Kennedy, P. Eng. and report, NI43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina  dated December 23, 2011 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 5th day of March, 2013.

Very truly yours,

  /s/ Bruce Kennedy
Bruce Kennedy, P. Eng.